DODGE & COX STOCK FUND

as of 12/31/06

Closed to New Investors

Investment Performance (net of expenses)*

Unannualized total returns - 12/31/06				Average annual total returns- 12/31/06
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
2.22%	6.54%	11.66%	18.54%	18.54%	15.59%	12.84%	14.23%	14.81%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Asset Allocation	12/31/2006
Stocks	95.6%
Fixed-Income Securities	0.0%
Cash Equivalents	4.4%

General Statistics	12/31/2006
Total Net Assets	$66,185,005,969
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	14%
30-day SEC yield**	1.26%
Share Price	$153.46
Stocks	85
Fixed-Income Securities	0

Total Number of Securities	85
Number of Shareholder Accounts	223,415

Ten Largest Holdings (% of Fund)
Comcast Corp. Class A	3.9%
Hewlett-Packard Co.	3.7%
News Corp. Class A	3.0%
Time Warner, Inc.	2.8%
Pfizer, Inc.	2.8%
Wal-Mart Stores, Inc.	2.8%
Chevron Corp.	2.7%
Sanofi-Aventis ADR (France)	2.6%
Sony Corp. ADR (Japan)	2.6%
McDonald’s Corp.	2.5%

Total	29.4%

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees
Minimum initial investment	$2,500/ $1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose ten members’ average tenure at Dodge & Cox is 23 years.

Equity Characteristics	12/31/2006
P/E Ratio (forward)	15.5x
P/E Ratio (trailing 12 months)	15.9x
Dividend Yield	1.6%
Price to Book Value	2.2x
Market Cap (weighted average)	$77 billion
Market Cap (average)	$64 billion
Market Cap (median)	$26 billion
Market Cap. (>$10B)	92.2%
Market Cap. ($1-$10B)	7.8%
5 year EPS growth	13.5%
Beta (monthly returns, trailing 10 year)	0.75
U.S. $ denominated foreign stocks (% of Fund)	17.1%

Industries (% of Fund)
Consumer Discretionary	22.2%
Information Technology	14.6%
Health Care	14.5%
Financials	13.9%
Energy	9.0%
Industrials	8.7%
Materials	5.2%
Consumer Staples	4.3%
Telecommunication Services	2.1%
Utilities	1.1%

Latest Distribution

$0.54 Income Dividend, $0.247 ST Cap.

Gain, $6.405 LT Cap. Gain Record Date 12/27/06, Ex-Dividend Date 12/28/06,

Reinvestment Date 12/28/06, Payable Date 12/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 12/31/06

Investment Performance (net of expenses)*

Unannualized total returns - 12/31/06				Average annual total returns- 12/31/06
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception***
3.98%	11.40%	15.09%	28.00%	28.00%	22.24%	25.56%	20.77%	16.60%

***	05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

Asset Allocation	12/31/2006
Stocks	94.5%
Fixed-Income Securities	0.0%
Cash Equivalents	5.5%

General Statistics	12/31/2006
Total Net Assets	$30,899,337,623
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-day SEC Yield**	1.37%
Share Price	$43.66
Stocks	82
Fixed-Income Securities	0

Total Number of Securities	82
Number of Shareholder Accounts	276,108

Ten Largest Holdings (% of Fund)
Sanofi-Aventis (France)	3.3%
Hitachi, Ltd. (Japan)	2.5%
Credit Suisse Group (Switzerland)	2.5%
News Corp. Class A (United States)	2.4%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.4%
HSBC Holdings PLC (United Kingdom)	2.3%
Nokia Oyj (Finland)	2.2%
Tesco PLC (United Kingdom)	2.2%
Infineon Technologies AG (Germany)	2.2%
Royal Bank of Scotland Group PLC (United Kingdom)	2.1%

Total	24.1%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	34.6%
Japan	20.5%
United Kingdom	15.7%
Latin America	7.8%
Pacific (excluding Japan)	7.3%
United States	4.3%
Africa	1.8%
Canada	1.4%
Middle East	1.1%

Emerging Markets (% of Fund)
Brazil, Israel, Mexico, South Africa, South Korea, Thailand, Turkey	14.9%
Number of Countries Represented in Fund	21

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose eight members’ average tenure at Dodge & Cox is 17 years.

Managed by the International Investment Policy Committee, whose eight members’ average tenure at Dodge & Cox is 17 years.

Characteristics	12/31/2006
P/E Ratio (forward)	13.9x
P/E Ratio (trailing 12 month)	15.4x
Price to Book Value (trailing 12 month)	2.1x
Market Cap. (weighted average)	$57 billion
Market Cap. (median)	$15 billion
Market Cap. (>$10B)	79.6%
Market Cap. ($1-$10B)	20.4%
Market Cap. ($0.25-$1B)	0.0%
Dividend Yield	1.9%
Beta (monthly returns, trailing 5 year)	1.15
U.S. $ denominated stocks (% of Fund)	27.1%

Industries (% of Fund)
Financials	21.5%
Consumer Discretionary	14.3%
Information Technology	12.3%
Materials	11.9%
Energy	8.6%
Industrials	8.1%
Consumer Staples	7.5%
Health Care	6.1%
Telecommunication Services	3.5%
Utilities	0.7%

Country Diversification (% of Fund)
Japan	20.5%
United Kingdom	15.7%
France	9.1%
Switzerland	7.3%
Germany	6.3%
Netherlands	5.1%
Mexico	4.7%
United States	4.3%
South Korea	3.5%
Brazil	3.1%
Norway	2.5%
Finland	2.2%
Sweden	1.9%
South Africa	1.8%
Australia	1.7%
Canada	1.4%
Singapore	1.4%
Israel	1.0%
Thailand	0.7%
Austria	0.2%
Turkey	0.1%

Latest Distribution

$0.565 Income Dividend, $0.144 ST Cap. Gain, $0.471 LT Cap. Gain

Record Date 12/27/06, Ex-Dividend Date 12/28/06,

Reinvestment Date 12/28/06, Payable Date 12/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures. From inception through June 30, 2003, Dodge & Cox reimbursed the Fund for all ordinary expenses to the extent necessary to maintain total Fund operating expenses at 0.90%. Without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 12/31/06

Closed to New Investors

Investment Performance (net of expenses)*

Unannualized total returns - 12/31/06				Average annual total returns- 12/31/06
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
1.39%	4.90%	9.39%	13.84%	13.84%	11.20%	10.68%	11.79%	12.47%

Objective

To provide shareholders with regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Asset Allocation	12/31/2006
Common & Preferred Stocks	64.2%
Fixed-Income Securities	30.7%
Cash Equivalents	5.1%

General Statistics	12/31/2006
Total Net Assets	$27,457,804,255
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	20%
30-day SEC yield**	2.53%
Share Price	$87.08
Stocks	85
Fixed-Income Securities	310

Total Number of Securities	395
Number of Shareholder Accounts	165,356

Ten Largest Equity Holdings ( % of Fund)
Comcast Corp. Class A	2.6%
Hewlett-Packard Co.	2.4%
News Corp. Class A	2.0%
Pfizer, Inc.	1.8%
Chevron Corp.	1.8%
Time Warner, Inc.	1.8%
Wachovia Corp.	1.8%
McDonald’s Corp.	1.8%
Wal-Mart Stores, Inc.	1.7%
Sanofi-Aventis ADR (France)	1.7%

Total	19.4%

General Information

Shareholder Services:	(800)621-3979
Dodge & Cox	(415) 981-1710
No Loads or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose ten members’ average tenure at Dodge & Cox is 23 years, and by the Fixed-Income Strategy Committee, whose nine members’ average tenure is 17 years.

Equity Portfolio Characteristics	12/31/2006
P/E Ratio (forward)	15.4x
P/E Ratio (trailing 12 month)	15.9x
Dividend Yield	1.6%
Price to Book Value (trailing 12 month)	2.2x
Market Cap. (weighted average)	$76 billion
Market Cap. (average)	$64 billion
Market Cap. (median)	$26 billion
Market Cap. (>$10B)	91.8%
Market Cap. ($1-$10B)	8.2%
5 year EPS growth	13.5%
Beta (quarterly returns, trailing 10 year)	0.82
U.S. $ denominated foreign stocks (% of Fund)	11.3%

Equity Industries	% of Fund	% of Equity Portfolio
Consumer Discretionary	14.9%	23.2%
Information Technology	9.9%	15.4%
Health Care	9.7%	15.1%
Financials	9.5%	14.8%
Energy	6.1%	9.5%
Industrials	5.8%	9.0%
Materials	3.5%	5.4%
Consumer Staples	2.7%	4.3%
Telecommunication Services	1.4%	2.2%
Utilities	0.7%	1.1%

Latest Distribution

$0.57 Income Dividend, $0.079 ST Cap. Gain, $3.043 LT Cap. Gain

Record Date 12/27/06, Ex-Dividend Date 12/28/06,

Reinvestment Date 12/28/06, Payable Date 12/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 12/31/06

Closed to New Investors

Ten Largest Fixed-Income Holdings (% of Fund)
U.S. Treasury Notes, 3.125%, 1/31/07	1.5%
U.S. Treasury Notes, 3.75%, 5/15/08	1.3%
U.S. Treasury Notes, 3.625%, 7/15/09	1.1%
Fannie Mae 30 Year, 6.00%, 4/1/35	1.0%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.8%
U.S. Treasury Notes, 3.375%, 2/15/08	0.7%
GMAC, LLC, 6.875%, 9/15/11	0.7%
Fannie Mae 30 Year, 5.00%, 3/1/34	0.6%
U.S. Treasury Notes, 2.75%, 8/15/07	0.5%
Fannie Mae 30 Year, 5.037%, 7/1/35	0.5%

Total	8.7%

Five Largest Corporate Fixed-Income Issuers (% of Fund)
Ford Motor Credit Co.	0.9%
Time Warner, Inc. (AOL Time Warner)	0.7%
GMAC, LLC	0.7%
HCA, Inc.	0.6%
Xerox Corp.	0.6%

Total	3.5%

Duration Diversification (% of fixed-income portfolio)	12/31/2006
Years
0-1	7.9%
1-2	23.0%
2-3	25.8%
3-4	11.7%
4-5	8.7%
5-6	3.7%
6-7	8.1%
7-8	1.1%
8-9	0.8%
9-10	0.7%
10 and over	8.5%

Maturity Diversification (% of fixed-income portfolio)	12/31/2006
Years
0-1	7.5%
1-2	8.9%
2-3	20.6%
3-4	9.2%
4-5	19.7%
5-6	4.1%
6-7	8.0%
7-8	3.5%
8-9	2.8%
9-10	3.6%
10-15	1.4%
15-20	1.5%
20-25	6.3%
25 and over	2.9%

Fixed-Income Portfolio Characteristics	12/31/2006
Yield to Maturity (weighted average)	5.69%
Coupon (weighted average)	5.73%
Maturity (weighted average)	6.1 years
Effective Duration	3.8 years
Average Quality (weighted average)	Aa
U.S. $ denominated foreign bonds (% of Fund)	0.5%

Quality Diversification (% of fixed-income portfolio)	12/31/2006
U.S. Treasury	16.5%
Government Agency	48.8%
Aaa	0.0%
Aa	3.1%
A	6.0%
Baa	14.9%
Ba	5.1%
B	3.5%
Caa	2.1%

Sector Diversification (% of fixed-income portfolio)	12/31/2006
U.S. Treasuries and Government Related	19.4%
Mortgage Backed Pass-Through Securities	41.7%
Collateralized Mortgage Obligations	4.2%
Asset-Backed	0.0%
Industrials	22.9%
Financials	8.8%
Transportation	3.0%

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 12/31/06

Investment Performance (net of expenses)*

Unannualized total returns - 12/31/06				Average annual total returns- 12/31/06
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-0.18%	1.72%	5.22%	5.30%	5.30%	3.63%	5.48%	6.52%	N/A

Objective

A high and stable rate of current income, consistent with long-term preservation of capital. Secondly, to take advantage of opportunities to realize capital appreciation.

Asset Allocation	12/31/2006
Preferred Stocks	0.0%
Fixed-Income Securities	96.5%
Cash Equivalents	3.5%

General Statistics	12/31/2006
Total Net Assets	$11,971,716,833
2006 Expense Ratio	0.44%
2006 Portfolio Turnover Rate	30%
30-day SEC yield**	5.11%
Share Price	$12.57
Stocks	0
Fixed-Income Securities	396

Total Number of Securities	396
Number of Shareholder Accounts	111,505

Ten Largest Holdings (% of Fund)
U.S. Treasury Notes, 3.00%, 11/15/07	3.9%
U.S. Treasury Notes, 3.375%, 9/15/09	3.6%
U.S. Treasury Notes, 3.25%, 1/15/09	3.3%
U.S. Treasury Notes, 6.625%, 5/15/07	2.9%
U.S. Treasury Notes, 3.625%, 7/15/09	2.7%
U.S. Treasury Notes, 3.125%, 1/31/07	2.5%
GMAC, LLC, 6.875%, 9/15/11	2.0%
Fannie Mae 30 Year, 6.00%, 4/1/35	1.8%
Fannie Mae 30 Year, 5.50%, 5/1/34	1.7%
Ford Motor Credit Co., 7.25%, 10/25/11	1.7%

Total	26.1%

Five Largest Corporate Issuers (% of Fund)
Ford Motor Credit Co.	2.5%
Time Warner, Inc. (AOL Time Warner)	2.2%
GMAC, LLC	2.0%
Xerox Corp.	1.8%
HCA, Inc.	1.6%

Total	10.1%

Duration Diversification	12/31/2006
Years
0-1	14.5%
1-2	17.4%
2-3	29.4%
3-4	11.8%
4-5	4.5%
5-6	5.3%
6-7	6.8%
7-8	1.4%
8-9	0.7%
9-10	0.9%
10 and over	7.3%

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed-Income Strategy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 13 members’ (for Fixed-Income decisions) average tenure at Dodge & Cox is 22 years.

Characteristics (cash included)	12/31/2006
Yield to Maturity (weighted average)	5.61%
Coupon (weighted average)	5.62%
Current Yield	5.54%
Maturity (weighted average)	5.7 years
Effective Duration	3.6 years
Average Quality (weighted average)	Aa
U.S. $ denominated foreign bonds (% of Fund)	1.3%

Sector Diversification	12/31/2006
Cash Equivalents	3.5%
U.S. Treasuries and Government Related	22.5%
Mortgage Backed Pass-Through Securities	39.3%
Collateralized Mortgage Obligations	3.4%
Asset-Backed	0.7%
Industrials	20.0%
Financials	7.8%
Transportation	2.8%

Quality Diversification	12/31/2006
U.S. Treasury	19.9%
Government Agency	45.2%
Aaa	1.1%
Aa	2.5%
A	5.3%
Baa	13.0%
Ba	4.6%
B	3.3%
Caa	1.6%
Cash Equivalents	3.5%

Maturity Diversification	12/31/2006
Years
0-1	13.2%
1-2	2.2%
2-3	21.5%
3-4	16.0%
4-5	16.5%
5-6	4.4%
6-7	4.4%
7-8	5.1%
8-9	2.5%
9-10	3.3%
10-15	1.7%
15-20	1.1%
20-25	5.6%
25 and over	2.5%

Latest Distribution

$0.156 Income Dividend Record Date 12/27/06, Ex-Dividend Date 12/28/06, Reinvestment Date 12/28/06, Payable Date 12/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – 4th Quarter 2006
Q4 2006 Total Return
(Stock Fund vs. S&P 500)*
6.7%
6.5%
0%
2%
4%
6%
8%
Stock Fund S&P 500
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500
Key Contributors to Results
A much higher average weighting in the outperforming
Consumer Discretionary
sector (23% vs. 10% for the Index sector) provided the largest contribution to relative returns. Within this area, selected Media stocks performed well. Time Warner (+20%), Comcast (+15%) and News Corp. (+9%)
were especially strong.
Strong relative returns from holdings in Information Technology
(+9% vs. +6% for the Index sector). Specifically, Hewlett-Packard (up 12%), as well as smaller holdings Avaya (+22%) and BMC (+18%), benefited results.
Selected individual contributors included: Chevron (+14%), McDonald’s (+16%) and St. Paul Travelers (+15%).
Key Detractors from Results
A larger average weighting in Health Care (16% vs. 12% for the Index sector), the weakest area of the S&P 500 during the quarter. In particular,
Pfizer (-8%) was a significant detractor.
A weaker return from holdings in Materials
(holdings returned +3% vs. +11% for the Index sector), the strongest sector of the market.  Specifically, chemical stocks (Dow,  Nova, and Akzo Nobel) lagged the Index sector.
Selected individual holdings detracted from results: Motorola (-18%, weakest absolute performer during the fourth quarter), Wal-Mart Stores (-6%) and
Matsushita (-5%).
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses.  Read it carefully before investing. Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly.
Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979)  for current performance figures or a prospectus.
* Standardized Average Annual Returns as of 12/31/06:  1 Year 18.5%; 5 Years 12.8%; 10 Years 14.2%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – Calendar Year 2006
Calendar Year 2006 - Total Return
(Stock Fund vs. S&P 500)*
15.8%
18.5%
0%
6%
12%
18%
24%
Stock Fund S&P 500
Key Contributors to Results
Strong returns from
Consumer Discretionary
holdings (+29% vs. +17% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative results.  Within this area, selected Media stocks performed well.  Comcast (largest contributor overall, +63%), News Corp
(+39%), and Time Warner (+26%) were especially strong.
Positive relative returns from holdings in
Information Technology
(holdings up 22% vs. +9% for the Index sector). Hewlett Packard (+45%) and
BMC Software (+57%) were significant contributors.
Selected individual holdings: Equity Office Properties (which agreed to be acquired, +64%), McDonald’s (+35%), and Chevron (+34%).
Key Detractors from Results
Modestly weaker returns from
Financials
(holdings up 18% vs. +20% for the Index Sector) was the largest detractor from relative results. In particular,
Capital One declined by 11%.
Our Japanese tech-related holdings including Sony (+6%), Matsushita (+5%), and Hitachi (-6%), significantly lagged the S&P 500.
Selected individual holdings: Cardinal Health (-6%), Dow Chemical (-5%) and Wal-Mart Stores (flat).
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses.  Read it carefully before investing. Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly.
Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979)  for current performance figures or a prospectus.
* Standardized Average Annual Returns as of 12/31/06:  1 Year 18.5%; 5 Years 12.8%; 10 Years 14.2%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – 4th Quarter 2006
Q4 2006 Total Return
(Stock Fund vs Russell 1000 Value)*
8.0%
6.5%
0%
2%
4%
6%
8%
10%
Stock Fund Russell 1000 Value
Source:  FactSet Portfolio Analysis, Dodge & Cox, Russell Mellon
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses.  Read it carefully before investing. Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly.
Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979)  for current performance figures or a prospectus.
Key Detractors from Results
A larger average weighting in Health Care (16% vs. 7% for the Index sector), the weakest area within the Index during the quarter. In particular, Pfizer
(-8%) was a significant detractor.
A weaker return from holdings in
Materials
(holdings returned +3% vs. +12% for the Index sector). Specifically, chemical stocks (Dow, Nova, and
Akzo Nobel) lagged the Index sector.
Selected individual holdings: Motorola (-18%, weakest absolute performer during Q3), Wal-Mart Stores (-6%), and Matsushita (-5%).
Key Contributors to Results
A higher average weighting in
Consumer Discretionary
stocks (23% vs. 9% for the Index sector) provided the largest contribution to relative returns.
Within this area, selective Media stocks performed well. Time Warner (+20%), Comcast (+15%), and News Corp. (+9%) were especially strong.
Selected individual contributors: Chevron (+14%), McDonald’s (+16%) and St. Paul Travelers (+15%).
* Standardized Average Annual Returns as of 12/31/06:  1 Year 18.5%; 5 Years 12.8%; 10 Years 14.2%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – Calendar Year 2006
Calendar Year 2006 -Total Return
(Stock Fund vs. Russell 1000 Value)*
22.2%
18.5%
0%
6%
12%
18%
24%
30%
Stock Fund Russell 1000 Value
Source:  FactSet Portfolio Analysis, Dodge & Cox, Russell Mellon
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses.  Read it carefully before investing. Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly.
Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979)  for current performance figures or a prospectus.
Key Detractors from Results
Weaker return from holdings in the
Health Care
sector was the largest detractor from results, as Fund holdings were up 9% for the year, compared to the
Index sector’s stronger 15% return.  As a result, the Fund’s much higher average weighting (17% versus 7%) also hindered performance for the year.
Cardinal Health (-6%), WellPoint (-2%) and HCA (+2%) were particularly weak performers.  HCA was acquired during the fourth quarter.
A lower average weighting in
Telecom
Services,
(1% vs. 6% for the Index Sector) also hindered relative returns. The Index sector’s 40% annual return w as the strongest area of the overall market.  The Fund’s only holding for much of the year, Vodafone, returned 36%.
Our Japanese tech-related holdings including Sony (+6%), Matsushita (+5%), and Hitachi (-6%), lagged.
Selected individual holdings detracted from results: Capital One (-11%), Motorola (-8%), Dow Chemical (-5%) and Wal-Mart Stores (flat).
Key Contributors to Results
Strong returns from
Consumer Discretionary
holdings (up 29% vs. +23% for the Index sector), in combination with a higher relative weighting, was the largest positive contributor in the full year and the quarter. Within this area, selective Media stocks performed well. Comcast (largest contributor overall,
+63%), News Corp (+39%), and Time Warner (+26%) were especially strong.
Selected individual contributors included: Equity Office Properties (acquired by private equity group, +64%), McDonald’s (+35%), Chevron (+34%), and
Time Warner (+26%).
* Standardized Average Annual Returns as of 12/31/06:  1 Year 18.5%; 5 Years 12.8%; 10 Years 14.2%.